April 16, 2018

Frank Pelzer
fkpelzer@comcast.net

Re:     Offer of Employment

Dear Frank,

We are pleased to offer you a position as EVP and Chief Financial Officer with F5 Networks, Inc. François Locoh-Donou will be your immediate supervisor and any of us would be happy to answer any questions you have about the position, this offer or F5 Networks in general. You can accept this offer by signing this letter below. This offer and your employment relationship will be subject to the terms and conditions of this letter. This offer of employment will remain open ten business days (not including holidays or weekends) from the date of offer issuance.

Start Date: Approximately May 21, 2018

Compensation: Your initial base salary will be $490,000 annualized, less all applicable withholdings. Pay dates are the 15th and the last day of the month. If the regular payday falls on an F5-designated holiday or weekend, you will be paid on the last business day before the holiday or weekend.

Executive Incentive Compensation Plan: You will be eligible to receive a cash incentive bonus of 90% of your base salary or $441,000 per year at target.  The cash incentive bonus is paid quarterly. 70% of the cash incentive bonus is based on the Company achieving target revenue for the quarter, and 30% is based on the Company achieving target EBITDA (earnings before interest, taxes, depreciation and amortization) for the quarter. Each such target is determined by the Compensation Committee. No cash incentive bonus will be paid for results less than 80% of an applicable target. The cash incentive bonus is paid on a linear basis above 80% of the targeted goals. Results for both targets must equal or exceed 100% for the total cash incentive bonus to be paid at 100% or more. Bonus awards are capped at achievements of 200% above target. Each goal is evaluated individually and subject to the 80% achievement threshold and the 100% over-achievement threshold and the 200% cap.

If you begin employment part way through a quarter and no later than 1 month prior to the end of a quarter, then your bonus eligibility for the quarter will be pro-rated on a daily basis.  Specifically then, if your employment starts in March, June, September, or December, you will become eligible for the bonus program beginning on the following quarter. Note: To be eligible for the bonus payment you must be an active employee or on an approved leave of absence through the end of the quarter.

Signing Bonus: You will receive a signing bonus of $500,000, to be paid on the first payroll date after starting employment with F5 Networks (“Bonus Payment”). If your employment with F5 Networks ceases for any reason within three (3) months of your hire date, you will repay the Bonus Payment. If you voluntarily resign your position for reasons other than Good Reason as that term is defined in section 7.7 in the attached Change of Control agreement 3 to 12 months after your start date, you will reimburse F5 Networks for a pro-rata portion of the Bonus Payment paid to you amortized monthly over this 12-month period. You further agree that if reimbursement is required under the Signing Bonus Agreement, F5 Networks may withhold these funds from your final paycheck. If your final check is insufficient to repay the Company in full, you will be obligated to make other arrangements to repay all funds due within 30 days of the effective date of your resignation. F5 Networks also may pursue all legal remedies available if you do not repay all funds due within such 30-day period. Please see the attached the Signing Bonus Agreement for further detail.
Restricted Stock Units Grant: Subject to final approval by the Compensation Committee, we also wish to offer you a restricted stock award valued at $5,300,000 which will be converted to restricted stock unit (RSUs) shares at the time of the grant. The Compensation Committee generally approves equity grants on a quarterly basis (February 1, May 1, August 1 and November 1) for all new hires that begin employment during the preceding quarter.  These RSU’s will vest over a four-year period from the date of grant with 25% vesting one year from the grant date, and the remaining RSUs vesting in equal quarterly increments over the following three-year period.

Annual Restricted Stock Units Grant: Subject to the discretion and approval of the Compensation Committee, you will be eligible for a restricted stock award as part of annual grant cycle in November.

Change of Control Agreement: F5 Networks will provide you a Change of Control Agreement. This Agreement provides a protection period of two years after a change of control during which your annual base salary and annual target incentive bonus cannot be reduced. In addition, the Agreement entitles you to severance benefits if your employment with F5 Networks is terminated within two years after a change of control, unless such termination is (i) due to your death or total disability, (ii) by F5 Networks for cause, or (iii) by you without good reason. The amount of severance payable to you will be equal to one times the sum of your (a) annual salary at the highest rate in effect in the 12 months preceding the change of control date and (b) highest annual target incentive bonus in effect in the 12 months preceding the change of control date. In addition, you will be entitled to a pro-rata annual bonus for the year in which your termination of employment occurs, and payment by F5 Networks of premiums for health insurance benefit continuation for one year after termination of your employment, outplacement services for a period of up to 12 months with a cost of up to $25,000 and vesting of equity awards. The Agreement does not include a tax gross up payment provision. If payments under the change of control agreements or otherwise would subject you to the IRS parachute excise tax, F5 Networks will then either (i) reduce the payments to the largest portion of the payments that would result in no portion of the payments being subject to the parachute excise tax or (ii) pay the full amount of such payments, whichever is better on an after-tax basis for you.

For purposes of the Agreement, a "change of control" is generally defined as (i) acquisition of beneficial ownership of at least 30% of our outstanding shares; (ii) the incumbent directors or those they approve cease to constitute a majority of the Board of Directors; (iii) a consummation of a reorganization, merger or consolidation unless, following such transaction: (A) more than 50% of the shares after the transaction is beneficially owned by individuals who owned shares prior to the transaction in substantially the same proportions, (B) the incumbent Board members constitute more than 50% of the members of the Board, and (C) no person newly acquires beneficial ownership of at least 30% of the shares; (iv) the sale or other disposition of all or substantially all of our assets unless the conditions described above in (A), (B) and (C) are satisfied with respect to the entity which acquires such assets; or (v) F5 Networks’ liquidation or dissolution.

Termination without Cause: In addition, should F5 terminate your employment within the first twelve months of your start date other than for Cause as that term is defined in section 7.6 in the attached Change of Control agreement or should you terminate your employment for Good Reason as that term is defined in section 7.7 in the attached Change of Control agreement, it will pay you an amount equal to your first-year salary and executive incentive compensation at target as a one-time severance payment. Such severance payment shall be paid within thirty (30) days of your termination date and will be subject to applicable taxes and withholdings. Following twelve months of employment with the company you will no longer be entitled to this benefit. This benefit in no way modifies your employment at will status with the Company as defined below.

Indemnification Agreement: F5 Networks will enter into an indemnification agreement with you in the “F5 Indemnification Agreement” form attached.

Benefits: F5 Networks provides comprehensive medical, dental, vision, and prescription benefits. The employee’s share of the premium varies based on the plan selected and enrolled dependents. Eligibility for the health plan begins on the employee’s start date subject to completing enrollment. A 401(k) plan and Company match is also provided, you may enroll in the 401(k) plan anytime on or after your start date. Enclosed is a brief description of these plans in addition to other benefits F5 Networks offers its employees. F5 Networks reserves the right to change or terminate these benefits at any time.

Employment at Will: If you accept our offer, your employment with F5 Networks will be “at-will.” This means your employment is not for any specific period of time and can be terminated by you at any time for any reason. Likewise, F5 Networks may terminate the employment relationship at any time, with or without cause or advance notice. In addition, F5 Networks reserves the right to modify your position or duties to meet business needs, except during the Protected Period as that term is defined in section 1.3 in the attached Change of Control Agreement, and to use discretion in deciding on appropriate discipline.

Any change to the at-will employment relationship must be by a specific, written agreement signed by you and F5 Networks’ Chief Executive Officer. No communication from F5 Networks should be considered a promise of permanent employment or as an alteration of the at-will nature of your employment.

Background Screening: This offer is contingent upon you successfully completing a background check and verification of your education and references. All screenings and results will be subject to applicable law and F5 policies and may be used to determine work assignment or further employment eligibility.

This letter, along with F5’s standard form of Employee Non-Disclosure and Assignment Agreement, Change of Control Agreement, and Indemnification Agreement, constitutes the entire agreement between you and F5 Networks relating to this subject matter and supersedes all prior or contemporaneous agreements, understandings, negotiations or representations, whether oral or written, express or implied, on this subject. This letter may not be modified or amended except by a specific, written agreement signed by you and F5 Networks’ Chief Executive Officer.

We hope you find this offer acceptable and look forward to continuing your career growth with F5 Networks.

Sincerely,

/s/ Ana White
Ana White
EVP, Human Resources

cc: François Locoh-Donou Scot Rogers

Acceptance and Acknowledgment

I accept the offer of employment on the terms outlined in the letter to me from F5 Networks dated Monday, April 16, 2018 and acknowledge and agree that there are no oral or implied understandings regarding my employment by F5 Networks. I understand and agree that my employment with F5 is at-will.

/s/ Frank Pelzer	April 20, 2018
Signature	Date

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